                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
                   For the Fiscal year Ended December 31, 2001
                         Commission File Number 33-42485
A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                  COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B. Name of issuer of securities held pursuant to the Plan and address of its principal executive office:

                              COMERICA INCORPORATED
                                Comerica Tower at
                               One Detroit Center
                               500 Woodward Avenue
                             Detroit, Michigan 48226

                 INFORMATION FURNISHED WITH RESPECT TO THE PLAN

The following financial statements, notes to financial statements and consents are included in this Report:

         1.       Financial statements for the Plan consisting of:
                  A.       Report of Independent Auditors.
                  B.       Financial Statements
                           1. Statement of Assets Available for Benefits as of December 30, 2001 and as of December 30, 2000.
                           2. Statement of Changes in Assets Available for Benefits for the year ended December 30, 2001.
                           3.   Notes to Financial Statements
                  D.       Supplemental Schedules to Financial Statements.
         2.       Consent of Independent Auditors.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                                Comerica Incorporated
                                                Preferred Savings Plan



                                          By:   /s/ Carol H. Rodriguez
                                                --------------------------------
                                                    Carol H. Rodriguez
                                                    Vice President
                                                    Comerica Incorporated


Dated: June 28, 2002

                                      INDEX

                                                                        Page In
                                                                   Sequentially
                                                                       Numbered
                                                                           Copy


Name of Document

1.       Comerica Incorporated Preferred Savings
         Plan Financial Statements and Schedules for Years
         Ended December 30, 2001 and December 30, 2000
         (Including Report of Independent Auditors).
2.       Consent of Ernst and Young LLP.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Comerica Incorporated Preferred Savings Plan
December 30, 2001 and 2000 and Year ended December 30, 2001 with Report of Independent Auditors

                              Comerica Incorporated
                             Preferred Savings Plan

                 Financial Statements and Supplemental Schedules


                         December 30, 2001 and 2000 and
                          Year ended December 30, 2001




                                    CONTENTS

Report of Independent Auditors..........................................   1

Financial Statements

Statements of Assets Available for Benefits.............................   2
Statement of Changes in Assets Available for Benefits...................   3
Notes to Financial Statements...........................................   4


Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...........  10
Schedule H, Line 4j--Schedule of Reportable Transactions................  14

                         Report of Independent Auditors


Employee Benefits Committee
Comerica Incorporated Preferred Savings Plan


We have audited the accompanying statements of assets available for benefits of the Comerica Incorporated Preferred Savings Plan as of December 30, 2001 and 2000 and the related statement of changes in assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's assets available for benefits at December 30, 2001 and 2000 and the changes therein for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

May 14, 2002

                  Comerica Incorporated Preferred Savings Plan

                   Statements of Assets Available for Benefits



                                                            DECEMBER 30
                                                      2001             2000
                                                   ------------     ------------
ASSETS
Investments, at fair value:
   Mutual and money market funds                   $218,478,446     $217,776,939
   Collective trust funds                            72,956,768       54,484,011
   Comerica Incorporated common stock               270,243,519      231,685,907
   Participant loans                                 17,747,304       16,505,602
   Corporate stock                                      301,494                -
                                                   ------------     ------------
Total Investments                                   579,727,531      520,452,459

Accrued income                                        2,410,107        1,869,095
Contribution receivable                               8,264,000        7,100,000
                                                   ------------     ------------
Total assets                                       $590,401,638     $529,421,554
                                                   ============     ============

See accompanying notes.

                  Comerica Incorporated Preferred Savings Plan

                       Statement of Changes in Net Assets

                          Year ended December 30, 2001


ADDITIONS
Participant contributions                                     $     33,622,533
Employer contributions                                              14,292,917
Transfer of assets from Imperial Bancorp (Note 1)                   56,901,290
Interest and dividend income                                        16,108,906
                                                              ----------------
Total additions                                                    120,925,646

DEDUCTIONS
Distributions to participants                                       31,941,458
Loan fees                                                              128,020
                                                              ----------------
                                                                    32,069,478

Net depreciation in fair value of investments                      (27,876,084)
                                                              ----------------
Net increase                                                        60,980,084
Assets available for benefits:
   Beginning of year                                               529,421,554
                                                              ----------------
   End of year                                                $    590,401,638
                                                              ================

See accompanying notes.

                  Comerica Incorporated Preferred Savings Plan

                         December 30, 2001 and 2000 and
                          Year ended December 30, 2001



1. DESCRIPTION OF THE PLAN

The Comerica Incorporated Preferred Savings Plan (the "Plan") is a defined contribution plan covering all eligible employees of Comerica Incorporated (the "Corporation") and certain subsidiaries.

On January 29, 2001, the Corporation acquired Imperial Bancorp. As a result, the assets from the Employee Stock Ownership Plan of Imperial Bancorp and the Salary Investment Plan of Imperial Bancorp transferred to the Plan on August 31, 2001 and September 17, 2001, respectively. Participants in the Imperial Bancorp Plans became eligible to contribute to the Plan as of July 1, 2001.

Information about the plan agreement, participants' investment alternatives and the vesting and benefit provisions is contained in the pamphlet "Comerica Incorporated Preferred Savings Plan." Copies of this pamphlet are available from the Human Resources office.

Participants may make annual contributions to the Plan on a pre-tax basis, not to exceed the lesser of 20% of the participant's annual compensation or the IRS allowed maximum ($10,500 in 2001 and 2000).

The Corporation will match a percentage of the first $3,000 of the participant's pre-tax contributions, as defined by the Plan. In addition, the Corporation may make discretionary contributions based upon attaining certain corporate financial performance measurements. Both the Corporation match and discretionary contribution are invested in Comerica stock.

During 1999, the Plan was amended to add an Employee Stock Ownership Plan (ESOP) provision to the Plan. Participants' investments in Comerica Incorporated stock, including corporate matching contributions, are held in an ESOP account and dividends earned on Comerica stock are paid outside the Plan. Participants may elect to either reinvest the dividends in Comerica Incorporated stock within the Plan or receive the dividends as cash with their regular pay.

Contributions receivable represent amounts due from the Corporation under a performance match program which rewards employee results through a corporate contribution to participants' ESOP accounts.

                  Comerica Incorporated Preferred Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Participants direct the investment of their accounts, excepting the nonparticipant directed investment in Comerica Incorporated common stock, among the investment funds offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

The Corporation has the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants' accounts become fully vested and nonforfeitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The fair values of the participation units owned by the Plan in mutual and collective trust funds are based on the net asset values on the last business day of the plan year.

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The fair value of investments in Comerica Incorporated common stock is based on the last reported sales price on the last business day of the plan year as traded on the New York Stock Exchange.

The participant loans are valued at their outstanding balances, which approximate fair value.

Administrative expenses incurred in connection with the operation of the Plan are borne by the Corporation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

                  Comerica Incorporated Preferred Savings Plan

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan assets at the end of the respective years are as follows:

                                                         DECEMBER 30
                                                     2001           2000
                                                 ------------   ------------
       Munder Multi-Season Growth Fund           $ 39,428,045   $ 49,381,195
       Comerica Investment Contract Fund           72,956,768     54,484,011
       *Munder Institutional S&P 500 Index
       Equity Fund                                 69,302,342     72,432,748
       Comerica Incorporated common stock         270,243,519    231,685,907

*Fund name changed from Munder 500 Index Fund to Munder Institutional S&P 500 Index Equity Fund during 2001.

During 2001, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

          Year ended December 30, 2001:
            Mutual and money market funds                $(35,126,918)
            Common stocks                                   7,250,834
                                                         ------------
                                                         $(27,876,084)
                                                         =============

                  Comerica Incorporated Preferred Savings Plan

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The following information represents the net assets and the significant components of changes in net assets related to the nonparticipant-directed portion of the Comerica Incorporated common stock investment.

                                                         DECEMBER 30
                                                   2001              2000
                                               ------------       -----------
           Investment, at fair value:
              Comerica Incorporated common
                stock                          $ 73,285,735       $31,140,237
                                               ============       ===========


                                                                   YEAR ENDED
                                                                  DECEMBER 30,
                                                                      2001
                                                                --------------
           Changes in net assets:
             Employer contributions                             $  13,067,558
             Interest and dividend income                             869,429
             Distributions to participants                         (4,244,229)
             Net appreciation in fair value of investments         10,600,187
             Transfer of assets from Imperial Bancorp              21,852,553
                                                                --------------
           Increase in net assets                                $ 42,145,498
                                                                ==============

                  Comerica Incorporated Preferred Savings Plan

                                                   COMERICA         MUNDER
                                 COMERICA         INVESTMENT         CASH           MUNDER          MUNDER       MUNDER INSTL.
                               INCORPORATED        CONTRACT       INVESTMENT     MULTI-SEASON      500 INDEX     S&P 500 INDEX
                               COMMON STOCK          FUND            FUND         GROWTH FUND        FUND            FUND
                               -------------    -------------   --------------   -------------   --------------  -------------
Balance at December 31, 1999   $ 115,488,136    $  38,687,064   $   18,472,845    $ 52,122,180    $ 54,336,646   $           -
Purchases in 2000                 28,623,839        7,460,569       47,462,548       9,648,347      14,065,660
Sales in 2000                     14,739,247       13,664,873       47,462,548      16,663,841      12,832,302
Transfer to/from funds                             18,472,845      (18,472,845)
                               -------------    -------------   --------------    -------------   -------------  -------------
Balance at December 30, 2000     129,372,728       50,955,605                -      45,106,686      55,570,004               -
Purchases in 2001                 32,889,722       28,305,779       52,851,097       4,628,387       3,510,291      74,800,284
Sales in 2001                     19,409,454       13,215,099       52,851,097       7,136,215      58,651,185       8,322,093
Transfer to/from funds                                                                                (429,110)        429,110
                               -------------    -------------   --------------    -------------   ------------   -------------
Balance at December 30, 2001   $ 142,852,996    $  66,046,285   $            -    $ 42,598,858    $          -   $  66,907,301
                               =============    =============   ==============    =============   ============   =============



                                                  MUNDER
                                  MUNDER           SMALL           MUNDER           MUNDER         MUNDER          MUNDER
                                   BOND           COMPANY       EQUITY INCOME      LARGE CAP   U.S. GOVERNMENT  INTERMEDIATE
                                   FUND         GROWTH FUND         FUND           VALUE FUND      INCOME         BOND FUND
                              -------------    -------------   --------------    -------------  -------------   -------------
Balance at December 31, 1999  $          -     $ 18,674,413    $ 10,004,697      $          -   $          -    $  8,130,412
Purchases in 2000                  465,652        3,862,675       1,720,390                       10,070,231
Sales in 2000                       13,510        7,613,510       5,110,951                        2,500,424       8,130,412
Transfer to/from funds
                              -------------    -------------   -------------     -------------  -------------   -------------
Balance at December 30, 2000       452,142       14,923,578       6,614,136                 -      7,569,807               -
Purchases in 2001                2,403,111        1,508,160                         2,106,729      6,561,339
Sales in 2001                      607,373       16,431,738                         1,180,923      2,885,482
Transfer to/from funds                                           (6,614,136)        6,614,136
                              -------------    -------------   -------------     -------------  -------------   -------------
Balance at December 30, 2001  $  2,247,880     $          -    $          -      $  7,539,942   $ 11,245,664    $          -
                              =============    =============   =============     =============  =============   =============


                                                COMERICA        COMERICA           COMERICA
                                MUNDER          SPECTRUM        SPECTRUM           SPECTRUM
                             INTERNATIONAL     AGGRESSIVE       MODERATE         CONSERVATIVE
                              EQUITY FUND         FUND            FUND               FUND              TOTAL
                              -----------      -----------     -----------       ------------      --------------
Balance at December 31, 1999  $11,016,681      $ 4,373,469     $ 3,879,329       $  1,297,040      $  336,482,912
Purchases in 2000                                                                                     123,379,911
Sales in 2000                  11,016,681        4,373,469       3,879,329          1,297,040         149,298,137
Transfer to/from funds                                                                                          -
                              -----------      -----------     -----------       ------------      --------------
Balance at December 30, 2000            -                -               -                  -         310,564,686
Purchases in 2001                                                                                     209,564,899
Sales in 2001                                                                                         180,690,659
Transfer to/from funds                                                                                          -
                              -----------      -----------     -----------       ------------      --------------
Balance at December 30, 2001  $         -      $         -     $         -       $          -      $  339,438,926
                              ===========      ===========     ===========       ============      ==============

The Munder mutual funds are managed by Munder Capital Management, a consolidated subsidiary of Comerica Incorporated.

                  Comerica Incorporated Preferred Savings Plan

6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 29, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefits Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. Amounts allocated on Form 5500 to withdrawn participants at December 30, 2001 and 2000, respectively, were $1,866,414 and $1,531,765.

                  Comerica Incorporated Preferred Savings Plan

                            Employer ID # 38-1998421
                                   Plan # 002

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 30, 2001


                                                         DESCRIPTION OF INVESTMENT INCLUDING
      IDENTITY OF ISSUE, BORROWER,                         MATURITY DATE, RATE OF INTEREST,                          CURRENT
         LESSOR OR SIMILAR PARTY                          COLLATERAL, PAR OR MATURITY VALUE            COST           VALUE
------------------------------------------------------------------------------------------------------------------------------

*Munder Mutual Funds                     Multi-Season Growth Fund--2,673,088 shares                      **       $ 39,428,045
                                         Institutional S&P 500 Index Fund--7,151,944 shares              **         69,302,342
                                         Bond Fund--258,271 shares                                       **          2,438,078
                                         Large Cap Value Fund--557,835 shares                            **          6,961,777
                                         US Government Income--1,105,941 shares                          **         11,369,074

Liquidy Plus                             Money Market Fund--73.73 shares                                 **                 74

AIM Funds                                AIM Basic Fund - 177,055 shares                                 **          5,070,862
                                         AIM Blue Chip--799,031 shares                                   **          9,852,052
                                         AIM Balanced Fund--484,573 shares                               **         12,608,592

Neuberger Berman                         Genesis Fund - 91,872 shares                                    **          2,690,927

Janus Funds                              Janus Worldwide Investment Fund--289,440 shares                 **         12,738,242

Federated Funds                          Federated Growth Strat A #48--268,047 shares                    **          6,945,094

Franklin Investments                     Franklin Rising Dividend--209,829 shares                        **          5,210,046

MFS                                      MFS New Discovery--704,479 shares                               **         12,173,340

Putnam Investments                       Putnam International Growth--632,670 shares                     **         12,482,577
                                         Putnam Vista--1,049,866  shares                                 **          9,207,324

*Comerica Collective Trust Funds         Investment Contract Fund--72,951,925 shares                     **         72,956,768

                  Comerica Incorporated Preferred Savings Plan

                            Employer ID # 38-1998421
                                   Plan # 002

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 30, 2001


                                                         DESCRIPTION OF INVESTMENT INCLUDING
      IDENTITY OF ISSUE, BORROWER,                         MATURITY DATE, RATE OF INTEREST,                          CURRENT
         LESSOR OR SIMILAR PARTY                          COLLATERAL, PAR OR MATURITY VALUE            COST           VALUE
------------------------------------------------------------------------------------------------------------------------------

*Comerica Incorporated                   Common stock--4,640,170 shares                            $142,852,996    270,243,519
CORPORATE STOCKS
3COM Corp                                     13 shares                                                 **       $          83
Advanced Micro Devices                        50 shares                                                 **                 793
Anadigics                                     25 shares                                                 **                 381
AOL Time Warner                              358 shares                                                 **              11,492
Apple Computer Incorporated                   20 shares                                                 **                 438
Applied Materials Inc                         12 shares                                                 **                 481
Applied Micro Circuits Corp                  847 shares                                                 **               9,588
AT&T Corp                                    100 shares                                                 **               1,814
AT&T Wireless Svcs                            32 shares                                                 **                 460
BEA Systems Inc                              100 shares                                                 **               1,540
Check Point Software Tech                    150 shares                                                 **               5,984
Ciena Corp                                    18 shares                                                 **                 258
Cisco Systems Inc                            686 shares                                                 **              12,423
Citrix Systems Inc                           110 shares                                                 **               2,493
Compaq Computer Co                           750 shares                                                 **               7,320
Conductus Inc                                 22 shares                                                 **                  60
Conexant Sys Inc                              15 shares                                                 **                 215
Corning Inc                                   15 shares                                                 **                 134
Dell Computer Corp                           500 shares                                                 **              13,590
E Digital Corp                             1,000 shares                                                 **               1,200
E M C Corp                                   146 shares                                                 **               1,962
E Trade Group                                 14 shares                                                 **                 144
Earthshell Corp                              500 shares                                                 **               1,000
EBAY Inc                                      14 shares                                                 **                 937
Ericsson L M Tel Co                           68 shares                                                 **                 355

                  Comerica Incorporated Preferred Savings Plan

                            Employer ID # 38-1998421
                                   Plan # 002

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 30, 2001


                                                         DESCRIPTION OF INVESTMENT INCLUDING
      IDENTITY OF ISSUE, BORROWER,                         MATURITY DATE, RATE OF INTEREST,                          CURRENT
         LESSOR OR SIMILAR PARTY                          COLLATERAL, PAR OR MATURITY VALUE            COST           VALUE
------------------------------------------------------------------------------------------------------------------------------

CORPORATE STOCKS (CONTINUED)
Exodus Communications Inc                  1,436 shares                                                  **      $          14
Global Crossing                              243 shares                                                  **                204
Halliburton Co Holding Co                     19 shares                                                  **                249
Harmonic Inc                                 165 shares                                                  **              1,983
Home Depot Inc                             1,305 shares                                                  **             66,568
Identix Inc                                  100 shares                                                  **              1,459
Inktomi Corporation                           50 shares                                                  **                336
Intel Corp                                   365 shares                                                  **             11,480
Internet Cap Group Inc                        14 shares                                                  **                 17
JDS Uniphase Corp                          1,302 shares                                                  **             11,301
Lucent Tech Inc                              100 shares                                                  **                630
MCDATA Corp                                    4 shares                                                  **                 98
Microsoft Corp                               416 shares                                                  **             27,560
Motorola Inc                                  24 shares                                                  **                360
Netopia Inc                                  180 shares                                                  **                999
Nokia Corp                                   208 shares                                                  **              5,102
Nortel Networks                                8 shares                                                  **                 60
Oracle Corporation                           940 shares                                                  **             12,981
Palm Inc                                      19 shares                                                  **                 74
Philip Morris Co                             250 shares                                                  **             11,463
Photon Dynamics Inc                          200 shares                                                  **              9,130
PMC-Sierra Inc                                56 shares                                                  **              1,191
Quallcom Inc                                 345 shares                                                  **             17,423
Quantum Corp DLT & Storage                   150 shares                                                  **              1,478
Rambus Inc                                   200 shares                                                  **              1,598
Rational Software                             70 shares                                                  **              1,365

                  Comerica Incorporated Preferred Savings Plan

                            Employer ID # 38-1998421
                                   Plan # 002

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 30, 2001


                                                         DESCRIPTION OF INVESTMENT INCLUDING
      IDENTITY OF ISSUE, BORROWER,                         MATURITY DATE, RATE OF INTEREST,                          CURRENT
         LESSOR OR SIMILAR PARTY                          COLLATERAL, PAR OR MATURITY VALUE            COST           VALUE
------------------------------------------------------------------------------------------------------------------------------

CORPORATE STOCKS (CONTINUED)
Red Hat Inc                                   16 shares                                                  **      $         113
Schlumberger                                  14 shares                                                  **                769
Silicon Laboratories                         147 shares                                                  **              4,955
Software Holders TR Depositary               200 shares                                                  **              9,040
Sun Microsystems Inc                         332 shares                                                  **              4,084
Terra Networks                                36 shares                                                  **                283
Texas Instruments Inc                         60 shares                                                  **              1,680
Tollgrade Communications                      40 shares                                                  **              1,334
Ventro Corp Com                                8 shares                                                  **                  3
Verticalnet Inc                               40 shares                                                  **                 56
Virage Inc                                   425 shares                                                  **              1,407
Wal-mart Stores Inc                          199 shares                                                  **             11,452
WEBMD Corp                                   800 shares                                                  **              5,648
Worldcom Inc                                  16 shares                                                  **                225
Yahoo Inc                                     10 shares                                                  **                177
                                                                                                                 -------------
Total Corporate Stock                                                                                                  301,494

*Participant Loans                       Interest rate range: 6% to 10.5%;
                                             with various maturity dates                           $          -     17,747,304
                                                                                                   ==============-------------
TOTAL INVESTMENTS                                                                                                $ 579,727,531
                                                                                                                 =============


*Party-in-interest.

**Disclosure of historical cost information is not required for participant-directed investments.

                  Comerica Incorporated Preferred Savings Plan

                              Employer ID # 1998421
                                   Plan # 002

            Schedule H, Line 4j - Schedule of Reportable Transactions

                      For the year ended December 30, 2001


                                                     DESCRIPTION OF ASSET (INCLUDING
                                                      INTEREST RATE AND MATURITY IN     PURCHASE          SELLING     LEASE
      IDENTITY OF PARTY INVOLVED                             CASE OF A LOAN)             PRICE             PRICE     RENTAL
-----------------------------------------------------------------------------------------------------------------------------
Category iii) A series of transactions
   involving securities of the same issue
  which, when aggregated, involve an
   amount in excess of 5% of the current
  value of plan assets:


   Comerica Incorporated                     Common Stock:
                                                190 purchases                         $ 32,889,722
                                                311 sales                                            $ 32,343,234







                                                EXPENSE                      CURRENT VALUE
                                                INCURRED                      OF ASSET ON
                                                  WITH         COST OF       TRANSACTION       NET GAIN
      IDENTITY OF PARTY INVOLVED              TRANSACTION       ASSET           DATE            (LOSS)
-------------------------------------------------------------------------------------------------------------
Category iii) A series of transactions
   involving securities of the same issue
  which, when aggregated, involve an
   amount in excess of 5% of the current
  value of plan assets:


   Comerica Incorporated
                                                            $ 32,889,722      $ 32,889,722
                                                              19,409,454        32,343,234    $12,933,780





* The commissions and fees related to purchases and sales of investments are included in the cost of investment or proceeds from the sale and are not separately identified by the Trustee.

There were no category i), ii) or iv) reportable transactions.

                                 EXHIBIT INDEX

Exhibit No.             Description
-----------             -----------

   23                   Consent of Independent Auditors